## Contact

www.linkedin.com/in/omaratia
(LinkedIn)

## Top Skills

Lean Six Sigma
Total Productive Maintenance
Continuous Improvement

## Patents

Protein-Based Flour Substitute
Heated buttermilk and cream for manufacturing cream cheese product

# Omar Atia

Founder | ZeroCarb LYFE | High Protein Indulgence
Fishers, Indiana, United States

## Summary

I channel my professional expertise (strategic leadership, applied innovation, transforming companies, engineering, lean and operational excellence) into unlocking potential. I feel fortunate and blessed to have had the successes I have had and to get paid for doing what I love. Still, my passion to strive for the highest aspirations (for myself and others) allows me to wake up each day wanting more.

## Experience

### ZeroCarb
Co-Founder and CEO
April 2020 - Present (6 years 3 months)
Indiana, United States

ZeroCarb LYFE opens the door to a growing consumer market (zero-carbohydrate, keto-friendly, diabetic-friendly, gluten-free, dairy-free, clean ingredients) that brings in new sales and answers high consumer demand.

ZeroCarb LYFE products are carefully crafted with four ingredients – chicken breast, olive oil,
salt, and other spices. Made with no fillers and no binders.

We are growing product lines and extensions across direct-to-consumer, restaurant, distributor, and retail channels and welcome all interested customers in contacting us for free samples so we can kick off a healthy relationship moving forward.

https://zerocarblyfe.com/pages/wholesale

### ThoughtFire
Founder and CEO
January 2012 - Present (14 years 6 months)
Headquarters Evansville, Indiana Area

At ThoughtFire, we enable organizations (for-profits, nonprofits, government organizations, and startups) with the mindset and tools to unleash creativity, maximize potential and achieve transformational results. We facilitate transformation for clients through our Ignited Thinking® process: an experiential, unique methodology that guides teams to generate new growth paths and solve complex challenges with exceptional innovation.

We enable teams with our agile Results Operating System (ROS®) which empowers sustainable efficiency and accountability. We activate tools we leave with our clients in a way that best fits their way of work and fosters a healthy, team-first culture. We remove individual limitations and embolden a replacement of "we can't..." to "how might we...?".  As CEO, I fuel our company's strategic direction and empower organizational leaders to lead their business transformation.

ThoughtFire “Subject Matter” Specialties: New Revenue Streams, Collaborative Partnerships/Joint Ventures, Franchising, Mergers & Acquisitions, Storytelling/Marketing, Technology, Sales Growth, Operational and Project Management, Engineering, Organizational Structure and Design, Business Process Optimization, Ignited Strategic Planning and Transformational Results.

### Dean Foods
#### Plant Manager
August 2010 - January 2012 (1 year 6 months)

### ConAgra Foods
#### Assistant Plant Manager
October 2008 - August 2010 (1 year 11 months)
Indianapolis, Indiana, United States

### Kraft Foods
#### Program Leader
October 2004 - October 2008 (4 years 1 month)

### Kao Brands
#### Quality and CI Engineering Manager
2002 - 2004 (2 years)

## Education

### Purdue University

Bachelor's, Chemical Engineering

### Purdue University

M.S., Mechanical Engineering/Industrial Engineering